

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Stephen Bratspies
Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

> **Re: Hanesbrands Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Item 2.02 Forms 8-K filed February 2, 2023 and May 3, 2023**
> **Response dated July 18, 2023**
> **File No. 001-32891**

Dear Stephen Bratspies:

We have reviewed your July 18, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2023 letter.

Item 2.02 Form 8-K filed February 2, 2023

Exhibit 99.1, page 3

1. We read your response to comment 2. Please provide us your proposed disclosure revisions.

2. We read your response to comment 3. We continue to believe your non-GAAP adjustments to remove non-cash reserves recorded related to deferred taxes result in an individually-tailored income tax recognition method. Please revise your non-GAAP presentations to omit them.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services